UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

55 Rue de Luxembourg

59800 Lille

France

Tel: +33 362276008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Departure of Certain Officers

Kim Kwan Kings, WONG

Top Wealth Group Holding Limited (the “Company”) announces that, effective from September 18, 2026, Mr. Kim Kwan Kings, WONG (“Mr. Wong”) resigned from his positions as non-executive director of the Company and Chairman of the board of directors (the “Board”) of the Company due to his health issues. Mr. Wong has confirmed that his resignation is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board would like to express its sincere gratitude to Mr. Wong for his valuable contributions to the Company during his tenure.

Transfer of shares in controlling shareholder

Winwin Development Group Limited (“Winwin”), a company incorporated under the laws of the British Virgin Islands, is the controlling shareholder of the Company. As of the date of this report, Winwin holds 7,845,248 Class A ordinary shares, par value US$0.009 per share (the “Class A Ordinary Shares”), and 3,166,667 Class B ordinary shares, par value US$0.009 per share (the “Class B Ordinary Shares”), of the Company, representing approximately 13.2% of the issued and outstanding Class A Ordinary Shares, 100% of the issued and outstanding Class B Ordinary Shares and approximately 86.2% of the aggregate voting power of the Company’s issued and outstanding ordinary shares, without taking into account any Class A Ordinary Shares sold under the at-the-market offering announced on September 11, 2026.

On September 18, 2026, all of the issued shares in Winwin were transferred to Mr. Jiaxi HUANG (“Mr. Huang”), the son of Mr. Wong (the “Share Transfer”). Mr. Huang has also been appointed as a director of Winwin with effect from the same date. Upon completion of the Share Transfer, Mr. Huang shall be the beneficial owner of, and shall have voting and dispositive power over, all of the ordinary shares of the Company held by Winwin. Winwin remains as the controlling shareholder of the Company, and the Share Transfer did not involve any issuance, sale or transfer of ordinary shares of the Company. The number of ordinary shares of the Company held by Winwin remains unchanged.

The resignation of Mr. Wong and the Share Transfer shall not adversely affect the operations of the Company. The Company’s business and day-to-day operations will continue to be managed by its existing management team, led by Mr. Yuen Cheong Carp, LEE, the Company’s Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026	Top Wealth Group Holding Limited

	By:	/s/ Yuen Cheong Carp, LEE
	Name:	Yuen Cheong Carp, LEE
	Title:	Chief Executive Officer and Director

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